SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

PETRÓLEO BRASILEIRO S.A.—PETROBRAS,

HELD ON NOVEMBER 07, 2017

(Drawn up in a summarized form, as authorized by Section 1 of article 130 of Law No. 6404, of December 15, 1976)

PUBLICLY-HELD COMPANY

Taxpayer Identification CNPJ No. 33.000.167/0001-01

Company Register Identification Number NIRE 33300032061

I.	DATE, TIME AND PLACE:

Meeting held on November 07, 2017, at 03:00 PM, at the Company Headquarters, on Avenida República do Chile No. 65, Centro, Rio de Janeiro, RJ.

II.	ATTENDANCE, QUORUM AND CALL NOTICE:

There were present shareholders representing the percentage corresponding to 75.44% of the common shares which make up the capital stock, as attested by the records and signatures on the Book of Attendance of Shareholders, informed and called by the Advertisement published in the issues of October 06, 09 and 10. 2017 of the periodical Official Gazette of the State of Rio de Janeiro [Diário Oficial do Estado do Rio de Janeiro] and of October 06, 07, 08, 09 and 10, 2017 of the periodical Valor Econômico. The Meetings were chaired by the shareholder Francisco Augusto da Costa e Silva, appointed by an Act of the Company’s CEO, Pedro Pullen Parente, based on article 42 of the Bylaws of Petrobras. Mrs. Maria Teresa Pereira Lima, Attorney of the National Treasury General Attorney’s Office was present. There were also present the Executive Officers João Adalberto Elek Junior and Jorge Celestino Ramos, Mr Walter Luis Bernardes Albertoni, member of the Company’s Audit Committee, pursuant to the provisions of article 164 of Law No. 6.404, of December 15, 1976, Brazilian Corporations Law [Lei das Sociedades por Ações],and Mr. Márcio de Mendonça Fernandes, representing UHY Moreira Auditores, pursuant to the provisions of article 8 of Law No. 6.404/76.

III.	PRESIDING OFFICERS:

•	Chairman of the Meeting: Francisco Augusto da Costa e Silva
•	Representative of the Federal Government: Maria Teresa Pereira Lima
•	Secretary: João Gonçalves Gabriel

IV.	AGENDA:

I.	Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras in order to:

(1) Ratify the hiring of UHY Moreira Auditores (“UHY”) by PETROBRAS for the preparation of a Valuation Report, at book value, on Downstream, pursuant to paragraph 1 of article 227 of Law No. 6,404 of 12/15/1976;

(2) Approve the Valuation Report prepared by UHY for the valuation, at book value, of Downstream net worth;

(3) Approve, in all terms and conditions thereof, the Protocol and Justification of Incorporation, executed between Downstream and Petrobras on 09/28/2017;

(4) Approve the incorporation of Downstream by Petrobras, with the consequent extinction of the former, without any increase in Petrobras capital stock;

(5) Authorize PETROBRAS Executive Office to perform all such acts deemed necessary to carry out the incorporation and regularization of the situation faced by both the incorporated company and the incorporating company before the competent agencies, as necessary.

V.	RESOLUTIONS TAKEN:

In Points of Order

It was approved, without the objection by none present, the drawing up in a summarized form, of the minutes, pursuant to article 130 of Law No. 6.404, of December 15, 1976.

Agenda:

I.	The Extraordinary General Meeting approved, by the majority votes of present shareholders (according the maps of votes, annex in this minutes), the Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras in order to:

(1) Ratified the hiring of UHY Moreira Auditores (“UHY”) by PETROBRAS for the preparation of a Valuation Report, at book value, on Downstream, pursuant to paragraph 1 of article 227 of Law No. 6,404 of 12/15/1976;

(2) Approved the Valuation Report prepared by UHY for the valuation, at book value, of Downstream net worth;

(3) Approved, in all terms and conditions thereof, the Protocol and Justification of Incorporation, executed between Downstream and Petrobras on 09/28/2017;

(4) Approved the incorporation of Downstream by Petrobras, with the consequent extinction of the former, without any increase in Petrobras capital stock;

(5) Authorized PETROBRAS Executive Office to perform all such acts deemed necessary to carry out the incorporation and regularization of the situation faced by both the incorporated company and the incorporating company before the competent agencies, as necessary.

Pursuant to CVM Instruction 481/09 and its amendments, voting instructions by means of a ballot paper, by which there were abstention of shareholders and by which shareholders holding 372,817,853 approved the item in deliberation.

Having nothing further to deal, the Extraordinary General Meeting was ended.

VI.	DOCUMENTS FILED WITH THE COMPANY:

The documents listed below are filed in the Company, in compliance with the article 130, Section 1, letter “a,” of the Brazilian Corporations Law [“LSA”]:

-	Ballot Papers completed by shareholders or their attorneys-in-fact and delivered to the Board, containing the resolutions of the Agenda of the Extraordinary General Meeting.

-	Power of attorney and expression of the vote by The Bank of New York Mellon – Depositary Receipts, a foreign Depositary Institution, issuer of ADRs [American Depositary Receipts] representing shares of the Company, represented in this Meeting by Mr. Ricardo José Martins Gimenez, reporting the pronouncements made by holders of ADR, according the agenda of the EGM: For: 577.935.354; Against: 840.652; and Abstaining from voting: 31.954.268

-	Vote listing of funds held in custody by Itaú Unibanco, BNP Paribas, J.P. Morgan, Santander and Bradesco Kirton CTVM.

-	Absentee ballot.

Francisco Augusto da Costa e Silva

Chairman of the Extraordinary General Meeting

Maria Teresa Pereira Lima

Representative of the Federal Government

Ricardo Jose Martins Gimenez

Representative of The Bank of New York Mellon – Depositary Receipts

João Gonçalves Gabriel

Secretary

PUBLICLY-HELD COMPANY

Taxpayer Identification CNPJ No. 33.000.167/0001-01

Company Register Identification Number NIRE 33300032061

EXTRAORDINARY GENERAL MEETING – NOV 07, 2017

Consolidated map of votes related to the Extraordinary General Meeting

Resolutions	For	Against	Abstain
The drawing up of these minutes as summary was approved by the majority of the shareholders present	5,614,644,442 (*)	0	0

I. Incorporation of DOWNSTREAM PARTICIPAÇÕES LTDA (“Downstream”) by Petrobras in order to:

(1) Ratify the hiring of UHY Moreira Auditores (“UHY”) by PETROBRAS for the preparation of a Valuation Report, at book value, on Downstream, pursuant to paragraph 1 of article 227 of Law No. 6,404 of 12/15/1976;

(2) Approve the Valuation Report prepared by UHY for the valuation, at book value, of Downstream net worth;

(3) Approve, in all terms and conditions thereof, the Protocol and Justification of Incorporation, executed between Downstream and Petrobras on 09/28/2017;

(4) Approve the incorporation of Downstream by Petrobras, with the consequent extinction of the former, without any increase in Petrobras capital stock;

(5) Authorize PETROBRAS Executive Office to perform all such acts deemed necessary to carry out the incorporation and regularization of the situation faced by both the incorporated company and the incorporating company before the competent agencies, as necessary.

	4,787,253,872	840,652	826,549,918

(*)	No objection

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2017.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer